 Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH BY

HYPERSCALE DATA, INC.

OF UP TO 23,809,523 SHARES OF ITS CLASS A COMMON STOCK, AT A PURCHASE PRICE OF $0.21 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, JUNE 8, 2026 UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”) OR TERMINATED.

May 26, 2026

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Hyperscale Data, Inc., a Delaware corporation (the “Company”), is offering to purchase for cash up to an aggregate of 23,809,523 shares of its Class A common stock, $0.001 par value per share (the “shares”), for an aggregate purchase price of up to $5 million, at a purchase price of $0.21 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2026 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Capitalized terms used herein without definition have the meanings set forth in the Offer to Purchase.

Only shares validly tendered and not properly withdrawn at or prior to the Expiration Time will be eligible for purchase in the Offer. Due to the proration offer provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than 23,809,523 shares are properly tendered and not properly withdrawn at or prior to the Expiration Time. The Company expressly reserves the right, in its sole discretion, to change the purchase price and to increase or decrease the aggregate value of shares sought in the Offer or otherwise amend the Offer, subject to applicable law. In accordance with the rules of the U.S. Securities and Exchange Commission, the Company may purchase in the Offer up to an additional 2% of its outstanding shares without amending or extending the Offer.

The Company will purchase only those shares properly tendered and not properly withdrawn upon the terms and conditions of the Offer. All shares accepted for payment will be paid promptly after the Expiration Time, net to the seller in cash, less any applicable withholding taxes and without interest. If the Offer is fully subscribed, the Company would purchase 23,809,523 shares pursuant to the Offer, which would represent approximately 5.1% of the outstanding shares as of May 15, 2026.

Shares not purchased in the Offer will be returned at the Company’s expense promptly following the expiration of the Offer. See Section 3 of the Offer to Purchase. The Company expressly reserves the right, in its sole discretion, to change the per share purchase price and to increase or decrease the aggregate value of shares sought in the Offer or otherwise amend the Offer, subject to applicable law. See Sections 1 and 14 of the Offer to Purchase.

If the conditions of the Offer have been satisfied or waived and more than 23,809,523 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn at or prior to the Expiration Time, the Company will purchase shares from all holders who properly tender shares and do not properly withdraw them, on a pro rata basis.

Because of the proration provisions described above, the Company may not purchase all of the shares that you tender. See Sections 1, and 3 of the Offer to Purchase.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase dated May 26, 2026;

2.	Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients;

3.	A form of letter that may be sent to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.	Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed on a timely basis; and

5.	IRS Form W-9 (including instructions).

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions described in Section 6 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at one minute after 11:59 p.m., New York City time, on Monday, June 8, 2026, unless the Offer is extended.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person (other than the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 6 of the Letter of Transmittal).

Questions and requests for additional copies of the enclosed materials may be obtained from the Information Agent at its telephone number and address set forth on the back cover of the Offer to Purchase.

Very truly yours,

Hyperscale Data, Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.